Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-167807
November 14, 2012

iShares by BlackRock

ETF Exposure to Gold

A Comparison of IAU and GLD

The iShares Gold Trust (IAU) and the SPDR® Gold Trust (GLD) are both designed to track the day-to-day movement of the price of gold bullion through an exchange traded product structure. However, in selecting the appropriate exchange traded vehicle—even among those that seem to be identical—there are many factors to consider.

Key considerations:

- Total cost to access gold
- Two sources of liquidity: secondary market and underlying market
- Creation/redemption size
- Diversification of vaults
- Allocated/unallocated gold requirements

	iShares Gold Trust	SPDR Gold Trust
Ticker	IAU	GLD
Trust expenses (bps of adjusted net asset value)[1]	25	40
Inception date	1/21/05	11/12/04
Options available on exchange[2]	Yes	Yes
Ounces of gold in Trust[3]	6,710,835	42,963,411
Tonnes of gold in Trust[3]	208.7	1,336.3
Allocated/unallocated requirements	The Trust holds fully allocated gold daily, and does not allow issuance of shares on unallocated amounts	GLD's creation/redemption process permits issuance against unallocated gold of more than 430 ounces
Locations (vicinity) of vaults	New York, USA; Toronto, Canada; London, England; other potential sub-custodian locations	London, England; other potential sub-custodian locations
Vault inspections	Two times per year	May be available on marketing agent's website
Transparency	Gold Bar List and Vault Inspection Certificates available on iShares.com	Gold serial list and Inspectorate Certificate available on third-party partner site: spdrgoldshares.com
Structure	The iShares Gold Trust is a grantor trust not registered under the Investment Company Act of 1940. The Trust issues shares representing fractional undivided beneficial interest in the Trust's net assets.	The SPDR Gold Trust is a grantor trust not registered under the Investment Company Act of 1940. The Trust issues shares representing fractional undivided beneficial interest in the Trust's net assets.
Custodian	JPMorgan Chase Bank, N.A., London Branch	HSBC Bank USA, N.A.
Creation/redemption size	50,000 shares	100,000 shares
Redemption for physical	Yes, at basket size through authorized participants	Yes, at basket size through authorized participants
Sponsor	iShares Delaware Trust Sponsor LLC, an affiliate of BlackRock, Inc. BlackRock® is one of the world's preeminent asset management firms and a premier provider of global investment management, risk management and advisory services to investors around the world with $3.673 trillion in assets under management.[4]	World Gold Trust Services, LLC. World Gold Trust Services LLC is a subsidiary of The World Gold Council (WGC). WGC, a commercially-driven marketing organization, is funded by the world's leading gold mining companies. A global advocate for gold, the WGC aims to promote the demand for gold in all its forms through marketing activities in major international markets.[5]
For further information, please see prospectus	Go to www.iShares.com/gold and click on Prospectus	Prospectus available at www.sec.gov

1. For IAU, the Trust expenses are stated as the sponsor's fee.
2. Options currently listed on Chicago Board of Exchange (CBOE) exchange as of 10/31/12. This does not constitute a solicitation to buy or sell options.
3. Sources: iShares,® BlackRock,® spdrgoldshares.com, as of 10/31/12.
4. Source: BlackRock, as of 9/30/12.
5. Source: SPDR Gold Trust 8-K.

For more information, visit www.iShares.com or call 1-800-474-2737

Why iShares?

- **Professional quality**—iShares delivers quality products that can help you navigate today's volatile markets
- **Individual choice**—As your partner, iShares helps you execute investment ideas with insights and support
- **Responsible innovation**—iShares is an industry leader in making investing clear, fair, and efficient for you

---

iShares Gold Trust (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-iShares (1-800-474-2737).

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

Shares of the Trust are intended to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust's expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. **For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.**

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales of gold necessary to pay the sponsor's fee and Trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust's gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market for the shares will develop, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the Trust had been actively managed, might have been possible to avoid.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc.

Although shares of the iShares Gold Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called "Baskets." Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

Options involve risk and are not suitable for all investors. Prior to buying or selling an option, a person must receive a copy of Characteristics and Risks of Standardized Options. Copies of this document may be obtained from your broker, from any exchange on which options are traded or by contacting The Options Clearing Corporation, One North Wacker Dr., Suite 500, Chicago, IL 60606 (1-888-678-4667). The document contains information on options issued by The Options Clearing Corporation. The document discusses exchange traded options issued by The Options Clearing Corporation and is intended for educational purposes. No statement in the document should be construed as a recommendation to buy or sell a security or to provide investment advice.

©2012 BlackRock. All rights reserved. **iSHARES®** and **BLACKROCK®** are registered trademarks of BlackRock. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 5387-01_R3_v02GW_11/12

Not FDIC Insured • No Bank Guarantee • May Lose Value

iShares by BlackRock

IS-8504-1112